LUDVIK CAPITAL, INC.
381 Park Avenue South, Suite 1201
New York, New York 10016
Telephone: (866) 641-3507
Facsimile: (917) 621-3150

June 8, 2010

Jeffrey Gordon
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Ludvik Capital, Inc.
Form 8-K Item 4.01 filed June 4, 2010
File No. 0-52402

 Dear Mr. Gordon:

We are responding to your letter of June 8, 2010. We have amended the Form 8-K report to comply with your comment. Three (3) copies of the amended report are attached with this correspondence.

The Ludvik Capital, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Isaac H. Sutton

enclosure